January 23, 2009

Mail Stop 3030

Kenneth J. Collins
President and Chief Executive Officer
Replidyne, Inc.
1450 Infinite Dr.
Louisville, CO 80027

      Re: Replidyne, Inc.
             Amendment No. 2 to Registration Statement on Form S-4
             Filed January 23, 2009
             File No. 333-155887

Dear Mr. Collins:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material U.S. Federal Income Tax Consequences of the Merger, page 74

We note the second full paragraph on page 75 and the assumptions in the tax opinions that "the amounts paid to Company stockholders who perfect dissenters rights and the value of any warrants for Parent stock deemed to be transferred in exchange for Company stock will not, in combination, cause the merger to fail the requirement of Section 368(a)(2)(E) relating to the acquisition of control of Company in exchange for voting stock of Parent." We also note that it is a condition to the consummation of the merger that counsel for each party render a tax opinion to their clients to the effect that the merger *will* so qualify. Expand to state whether the condition can be waived and, if so, whether the parties will waive the condition. Also state that, in the event that the opinions cannot be rendered by counsel and the transaction will not qualify as a reorganization, shareholders will be resolicited and provided with updated information regarding the material federal income tax consequences to them as a result of the merger.

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Laura Medina, Esq. – Cooley Godward Kronish LLP
                 Robert K. Ranum, Esq.— Fredrikson & Byron, P.A.